UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38278

Jianpu Technology Inc.

5F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Management Change

The board of directors of Jianpu Technology Inc. (the “Company”) (OTCQB: AIJTY) has approved the resignation of Mr. Daqing (David) Ye from the Chief Executive Officer position. Mr. Ye’s resignation is for personal reasons. Mr. Ye’s last day will be October 8, 2025, which marks the 14th anniversary of the commencement of the Company’s business operations. The board of directors has appointed Mr. Caofeng Liu, the Chief Operating Officer and Chief Technology Officer of the Company, as acting Chief Executive Officer to assume Mr. Ye’s duties.

The Company’s board of directors expresses its gratitude to Mr. Ye for his leadership as a co-founder and his dedication and contributions as the Chief Executive Officer of the Company over the past 14 years. With Mr. Ye continuing to serve as chairman of the board, he will provide valuable guidance and support to the management team as the Company pursues its strategic objectives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Kuang-Yu (Jeff) Liao
Name	:	Kuang-Yu (Jeff) Liao
Title	:	Director

Date: September 18, 2025